[Cintas Corporation Stationery]

November 19, 2004

United States Securities and
Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

Attention:    Michael Moran, Branch Chief

Re:	Cintas Corporation Form 10-K for the year ended May 31, 2004 Form 10-Q for quarter ended August 31, 2004 File No. 0-11399

Ladies and Gentlemen:

This letter sets forth below the detailed responses of Cintas Corporation (the “Company”) to the comments of the Staff of the Commission in its letter to the Company dated November 10, 2004, with respect to the above referenced Form 10-K and Form 10-Q filings of the Company. In responding to the Staff’s comments, we have utilized the headings and numbering system in the Staff’s letter. This letter has been filed with the Commission as correspondence through EDGAR.

We understand all of your comments and are prepared to include all such items in future filings.

FORM 10-K FOR THE YEAR ENDED MAY 31, 2004

Item 7.    Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 8

General

1.	In future filings, we will provide the extent for each reason for the change from prior year in expense line items such as selling, general and administrative expenses in accordance with Item 303(a)(3) of Regulation S-K.

Liquidity and Capital Resources
Contractual Obligations, page 14

2.	We provided information regarding off-balance sheet arrangements in footnote (3) to the Long-Term Contractual Obligations table on page 14 on Form 10-K, indicating that our operating leases consist primarily of building leases and synthetic leases on two corporate jets. The synthetic leases on the aircraft do not currently have, and are not reasonably likely to have, a current or future material effect on our financial condition, changes in our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources. We have no other off-balance sheet arrangements. In accordance with Item 303(a)(4) of Regulation S-K, we will continue to evaluate the disclosure of this information in future filings.

3.	In future filings and in accordance with Item 303(a)(5) of Regulation S-K, we will revise our contractual obligations table to include (1) scheduled interest payments on our outstanding debt, (2) estimated payments under interest swap agreements, and (3) estimated future cash funding requirements related to our defined contribution, incentive, savings or other types of post-employment benefit plans, if material. We will also include a discussion on any necessary assumptions used to derive any of the amounts disclosed in the table.

Item 8.    Financial Statements and Supplemental Data

Consolidated Financial Statements
Consolidated Statements of Shareholders’ Equity

4.	All components of comprehensive income in the Consolidated Statements of Shareholders’ Equity are presented net of tax. The amount of the income tax provisions related to foreign currency translation adjustments for our fiscal year 2004 was less than $15,000, which is not material to our financial statements. In future filings, we will disclose that the components of comprehensive income, including foreign currency translation adjustments, are presented net of tax. We will also disclose the amount of tax related to the foreign currency translation in future filings, if that amount becomes material.

Notes to Consolidated Statements
Note 1.   Significant Accounting Policies

5.	In future filings, we will disclose the types of amounts that we include in the cost of rentals, cost of other services and the selling, general and administrative expense line items. We do include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs and the other costs of our distribution network in our cost of rentals and/or cost of other services.

Note 5.    Long-Term Debt, page 30

6.	Cintas has certain significant covenants related to our debt agreements. These covenants limit our ability to incur certain liens, to engage in sale-leaseback transactions and to merge, consolidate or sell all or substantially all of our assets. These covenants also require us to maintain certain debt to capitalization and interest coverage ratios. Cross default provisions exist between certain debt instruments. If a default were to occur above a certain threshold, a cross default would be triggered. We are in compliance with all of our significant debt covenants for all periods presented. Were a default of a significant covenant to occur, the default could result in an acceleration of our indebtedness, impair our liquidity and limit our ability to raise future capital. In accordance with Rule 4-08(c) of Regulation S-X, we will disclose this information in future filings.

Note 6.    Leases, page 30

7.	In our accounting for leases, your assumption is correct. That is, step rent provisions and escalation clauses and capital improvements funding and other lease concessions are taken into account in computing our minimum lease payments, and the minimum lease payments are recognized on a straight-line basis over the minimum lease term. We will disclose this in future filings. Our lease payments are not dependent on an existing index or rate and therefore these indexes and rates are not included in our minimum lease payments.

Note 8.    Acquisitions, page 32

8.	In future filings, we will provide additional information describing the types of businesses we acquired during the year (e.g. rental business or other services) in accordance with paragraph 53 of SFAS 141. We will also increase disclosures concerning goodwill and intangible assets, including the amount allocated to intangible assets, as required by paragraph 52 of SFAS 141, as referenced by paragraph 53(d). A significant portion of the assets acquired in fiscal years 2004 and 2003 were intangibles.

9.	We determine fair value of service contracts acquired through acquisitions using a discounted cash flow model which includes assumptions on customer retention, customer growth, future price increases and customer profitability. These assumptions are based on historical Company experience as well as current economic conditions. Service contracts typically relate to acquired written contracts with acquired customers for a specific service (such as uniform rental services) and for a specific term. The estimated useful life of service contracts is determined based on expected retention levels (based on historical experience) as well as average contract term, including any applicable renewals. Our basis for this treatment under GAAP is located in paragraphs 12 and 13 of SFAS 142. The amount of purchase price allocated to service contracts was $20.5 million of the $113.3 million of assets acquired in fiscal 2004 and $6.8 million of the $36.7 million of assets acquired in fiscal 2003.

Item 15.    Exhibits, Financial Statement Schedules and Report on Form 8-K
(a)(2) Financial Statement Schedule
Schedule II – Valuation and Qualifying Accounts

10.	The amounts of sales returns and allowances for the year ending May 31, 2004, and May 31, 2003, were $1.6 million and $1.5 million, respectively. These balances were not considered significant and were therefore excluded from Schedule II. If this reserve were to become significant, we would include it in future filings as in accordance with Rules 5-04 and 12-09 of Regulation S-X.

(a)(3)  Exhibits
Exhibits 31.1 and 31.2

11.	We will delete the title of the officer from the first sentence of each certification. The inclusion of our CEO’s and CFO’s title in the first line of each certification was not intended to limit the capacity in which such individuals provided the certifications in our Form 10-K for the year ended May 31, 2004, or for our Form 10-Q for the quarter ended August 31, 2004.

FORM 10-Q FOR THE QUARTER ENDED AUGUST 31, 2004

General

12.	The comments and related responses will be incorporated into our future interim financial statements to the extent they are applicable.

We do not believe any of the information provided above has a material impact to our Form 10-K filed for the period ended May 31, 2004, or for our Form 10-Q filed for the period ended August 31, 2004. As such, we are requesting that we provide these disclosures in future filings but that we not be required to file an amended form 10-K or 10-Q. Please let us know if that is acceptable. Also, if the Staff of the Commission have any questions or comments concerning the above responses or desires any additional supplemental information, please contact me by phone at 513-573-4211, by fax at 513-573-4030, or by e-mail at galeb@cintas.com.

Sincerely,

/s/William C. Gale
William C. Gale
Chief Financial Officer

cc:   Mr. Scott Farmer
       Chief Executive Officer